Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	State of Incorporation/Formation

Quad City Bank and Trust Company	Iowa
Cedar Rapids Bank and Trust Company	Iowa
Community State Bank	Iowa
Springfield First Community Bank	Missouri
RBT Merger LLC	Illinois
m2 Lease Funds, LLC	Wisconsin
Guaranty Realty, Inc.	Iowa
Bates Financial Advisors, Inc.	Illinois
Bates Financial Services, Inc.	Illinois
Bates Financial Group, Inc.	Illinois
Bates Securities, Inc.	Illinois
QCR Holdings Statutory Trust II	Connecticut
QCR Holdings Statutory Trust III	Connecticut
QCR Holdings Statutory Trust V	Delaware
Community National Statutory Trust II	Delaware
Community National Statutory Trust III	Delaware
Guaranty Bancshares Statutory Trust I	Delaware